PURPOSE:

To summarize the restrictions on, and guidelines for, Badger Meter, Inc. (“Badger Meter” or the “Company”) and its officers, directors and employees (“Company Personnel”), when in possession of material nonpublic information about the Company or other entities, and to ensure all Company Personnel comply with all applicable laws, regulations and U.S. Securities and Exchange Commission (“SEC”) reporting requirements for the filing of various transactional forms.

SCOPE:

This Policy applies to all Company Personnel and to the Company itself. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

This Policy also applies to family members who reside with Company Personnel (including children away at college), anyone else with whom Company Personnel share a household, and any family members with whom Company Personnel do not share a household but whose transactions in Company Securities (as defined below) are directed by Company Personnel or are subject to Company Personnel influence or control, such as parents or children who consult with Company Personnel before they trade in Company Securities (collectively, “Family Members”).

This Policy also applies to any entities that Company Personnel influence or control, including any corporations, partnerships, limited liability companies or trusts (collectively, “Controlled Entities”).

Company Personnel are responsible for the transactions of their Family Members and Controlled Entities, and all such transactions will be treated for the purposes of this Policy and applicable securities laws as if the transactions were for the Company Personnel’s own account.

POLICY:

Section I, Insider Trading

Company Personnel, their Family Members and Controlled Entities and the Company must never:

1.
Buy, sell or engage in other transactions in Company Securities while they are aware of material, nonpublic information about the Company. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

2.
Buy, sell or engage in other transactions in securities of other companies while aware of material nonpublic about those companies that Company Personnel became aware of as a result of business dealings between the Company and such other companies.

In addition, Company Personnel are also prohibited from tipping other persons about material nonpublic information or otherwise making unauthorized disclosure or use of such information, regardless of whether the persons profit or intend to profit by such tipping, disclosure or use. Company Personnel must take steps to prevent inadvertent disclosure of material nonpublic information to unauthorized third parties. If you believe that the disclosure of material nonpublic information is necessary or appropriate for business reasons, you much consult with Company counsel to ensure that such counsel concurs that such disclosure is necessary, and to ensure that any such disclosure will comply with all applicable laws. In addition, Company Personnel may not recommend the purchase or sale of any Company Securities.

Federal securities law also imposes personal liability on “controlling persons” who fail to take appropriate steps to prevent or detect insider trading violations by their subordinates. Since the officers and directors are deemed a

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controlling person with respect to the Company, they, along with other Company insiders, are charged with the responsibility to enforce the Company’s policy against insider trading.

“Material” information is information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities. Positive or negative information can be material. Information is considered to be publicly available only after it has been released and disseminated to the public, through a Company press release or SEC filing, and the investing public has had sufficient time to absorb and evaluate its impact. The Company’s policy is that, generally, information is considered nonpublic for two business days (48 hours) following public release of information. In some cases a longer trading delay may be required. All transactions in Company Securities by directors and executive officers must be cleared by the General Counsel prior to being executed.

“Company Securities” means and includes, without limitation, the Company’s shares of common stock, options to purchase the Company’s shares, or any other type of securities that the Company may issue, including, but not limited to, debt securities, preferred shares, restricted shares, restricted stock units, performance share units, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities.

Specific Prohibition on Special Transactions, Including Hedging and Pledging

Company Personnel, as well as their Family Members and anyone designated to engage in securities transactions on behalf of Company Personnel, are prohibited from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Prohibited transactions include transactions in puts, calls, cashless collars, options (other than options issued by the Company to acquire Company Securities), short sales, and similar rights and obligations. The foregoing restriction applies to all Company Securities owned directly or indirectly by Company Personnel, including Company Securities owned by their Family Members, and their respective designees. Nothing in this hedging restriction shall preclude any Company Personnel or their designees from engaging in general portfolio diversification or investing in broad-based index funds.

In addition, Company Personnel and their Family Members are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

Gifts

Company Personnel may not make a gift of Company Securities while aware of material nonpublic information relating to the Company if the Company Personnel knows or is reckless in not knowing the recipient of the gift would sell the securities prior to the Company’s disclosure of such information. Such a situation can arise with gifts of securities to charities, which are often required by their policies to sell securities soon after a gift.

Rule 10b5-1 Plans

Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) provides a defense from insider trading liability. To be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a 10b5-1 Plan must be approved by the General Counsel and meet the requirements of Rule 10b5-1. A Rule 10b5-1 Plan is particularly useful for a director or officer who wants to increase or decrease his or her ownership of Company Securities on a systematic basis. If you are interested in implementing such a plan, a member of the Executive Committee should be consulted.

In general, a 10b5-1 Plan must be entered into in good faith at a time when the person entering into the plan is not aware of material nonpublic information regarding the Company. Rule 10b5-1 (a) requires a person (other than a director, executive officer or the Company) to wait to begin trading under a 10b5-1 Plan until 30 days after the adoption of the plan, (b) generally prohibits a person from having more than one plan in place at the same time and (c) restricts persons from relying on single-trade plans more than once during any 12-month period. Once the 10b5-1 Plan is adopted, the person must act in good faith with respect to the plan and not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters

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to an independent third party. Additional requirements with respect to 10b5-1 Plans for directors and executive officers, including a longer waiting period, are described below.

Trading Windows and Blackout Periods

The Company has voluntarily implemented quarterly “blackout” periods for directors and executive officers commencing on the 15th day of the month prior to quarter end and continuing until two business days (48 hours) after the Company has publicly distributed a press release detailing its financial results for each quarter. Except for transactions effective pursuant to a Rule 10b5-1 Plan (see above), officers and directors are not to purchase or sell Company stock during any “blackout” period.

The Company may also issue additional instructions from time to time advising some or all Company Personnel that they may not buy or sell Company Securities for certain periods, or that Company Securities may not be traded without prior approval. Due to the confidential nature of the events that may trigger these sorts of blackout periods, the General Counsel may find it necessary to inform affected individuals of a blackout period without disclosing the reason. If you are made aware of such a blackout period, do not disclose is existence to anyone.

Pre-Clearance

All directors and executive officers must pre-clear all transactions in Company Securities in advance with the General Counsel’s office.

If a director or an executive officer wishes to trade pursuant to a 10b5-1 Plan, he or she must obtain the approval of the General Counsel prior to entering into the 10b5-1 Plan. The General Counsel, or his or her designee, must review the 10b5-1 Plan for compliance with this Policy and the Company’s stock ownership and retention guidelines. In addition to the requirements for a 10b5-1 Plan set forth above under “Rule 10b5-1 Plans”:

•
Directors and executive officers may only enter into or amend a 10b5-1 Plan during an open trading window, and not during a blackout period.
•
For directors and executive officers, the 10b5-1 Plan must also include a representation certifying that they are not aware of material nonpublic information about the Company and are adopting the plan in good faith and not as a scheme to evade the prohibitions of Rule 10b-5.
•
For directors and executive officers, the first trade may not occur under a 10b5-1 Plan until the later of (a) 90 days after the adoption of the plan or (b) two business days (48 hours) following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K relating to the quarter in which the plan was adopted, subject to a maximum of 120 days after adoption of the plan.
•
Unless expressly approved by the General Counsel and compliant with Rule 10b5-1, a director or executive officer may have only one 10b5-1 Plan in effect at a time.
•
Any amendment to a 10b5-1 Plan will be treated as a termination of an existing 10b5-1 Plan and the entry into a new 10b5-1 Plan. Accordingly, the terms of any amendment must be approved in accordance with the terms of this Policy and shall otherwise comply with the terms of this Policy as if the amendment were a new 10b5-1 Plan.
•
Any director or executive officer who desires to terminate a 10b5-1 Plan must consult with the General Counsel prior to terminating the 10b5-1 Plan.

These restrictions apply to Family Members and Controlled Entities of directors and executive officers.

Section II, Reports of Beneficial Ownership

When individuals first become an executive officer, director or another reporting person under Section 16 of the Exchange Act, they are required to file a Form 3 electronically with the SEC to provide information about beneficial ownership of Company Securities, including any stock options. In addition to individual holdings, this will also include beneficially any shares held by certain family members, relatives and related entities.

Subsequent to the initial Form 3 filing, any change in beneficial ownership of Company Securities must generally be reported to the SEC electronically on a Form 4 within two business days after such change occurs. Virtually every change in ownership, including bona fide gifts, is reportable, so you must immediately report to the Company all transactions made in Company Securities by you. Directors and executive officers are also required to file a Form 5 with the SEC by February 14 of each year to report any transactions that should have been reported on Form 4 but

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were not and any transactions which are eligible for deferred Form 4 reporting during the prior year. If there are no such transactions, there is no need to file a Form 5.

Badger Meter will prepare these forms, as applicable, for all reporting parties. However, the ultimate responsibility for accurate and timely reporting shall still reside with the reporting parties. The forms will be prepared on the basis of information obtained from corporate records and shall be sent to the reporting parties for review and approval. The General Counsel of the Company will have overall responsibility for the process.